January 30, 2012

VIA EDGAR AND HAND DELIVERY

Ms. Julie F. Rizzo

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C.  20549

Re:                       Erickson Air-Crane Incorporated
Amendment No. 7 to

Registration Statement on Form S-1
Filed January 18, 2012

Amendment No. 8 to

Registration Statement on Form S-1
Filed January 20, 2012
File No. 333-166752

Dear Ms. Rizzo:

This letter is the response of Erickson Air-Crane Incorporated (the “Company,” “we” and “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above referenced Registration Statement.  We have included your numbered comments below and the Company’s response follows.  The Company has filed Amendment No. 9 to the Registration Statement via EDGAR and has sent five marked courtesy copies of the amendment to Mr. J. Dana Brown.

General

Prospectus Summary, page 1

1.                          We note your response to our prior comment 14. For past fiscal periods please disclose the percentage of revenues and accounts receivable attributable to the Italian Ministry of Civil Protection and the Hellenic Fire Brigade. In light of European economic conditions it appears that this information would be material to investors.

We have revised the disclosure in this section and elsewhere in the prospectus to disclose the percentages of revenues and accounts receivable attributable to the U.S. Forest Service, the Italian Ministry of Civil Protection, the Hellenic Fire Brigade and Samling Global for past fiscal periods.

2.                          We note your response to our prior comment 2. Please balance the disclosure in the summary by disclosing or clarifying:

•                  That, if true, you were not in compliance with certain of the covenants of your Credit Agreement as of December 31, 2010 and March 31, 2011 and amendments to the Credit Agreement waived your non-compliance;

•                  The reduction-in-force on November 2, 2011, as disclosed on page 45;

•                  The termination of the Wan Yu Industries Groups, Limited and Aliar Aircrane Services Especializados Ltda agreements;

•                  The failure of HRT Netherlands B.V. to exercise its purchase option or otherwise purchase an Aircrane and the risk that you will fail to meet certain covenants under your Credit Agreement in 2012 because HRT did not exercise the purchase option or otherwise purchase an Aircrane as stated on pages 19 and 27 of your amendment dated December 5, 2011;

•                  That, as stated on page 102, if you are unable to recover from your U.S. Forest Service claim with the Civilian Board of Contract Appeals, the write-off may adversely affect your ability to comply with your financial covenants under your Credit Agreement in 2012; and

•                  That the proceeds from the IPO will be used to pay down existing debt, including outstanding debt at a 20% interest rate, and, if true, to potentially remain in compliance with the financial covenants to your Credit Agreement as noted in your response to our prior comment 24 and potentially refinance your senior credit facilities in July 2013 in advance of the possibility of repurchasing the Aircrane sold in 2009 in June 2013 as noted in your response to our prior comments 21 and 22.

We have revised the Summary in response to this comment to add disclosure addressing the matters listed in this Comment 2 and have made similar disclosures throughout the prospectus.

Our Company, page 1

3.                          Please revise the second paragraph of this section to disclose your net income (loss) for your most recent fiscal year and interim stub.

We have revised the disclosure in this section and throughout the prospectus in response to this comment.

4.                          We note your response to our prior comment 3. We note the statement in your response that “a government entity’s decision to extend its contract is governed in part by whether there is adequate funding for such extension provided in its annual budget.” In light of this and your disclosure in the last sentence of the third full paragraph on page 45, please explain to us why you believe your contract with the Hellenic Fire Brigade will be renewed. Please also advise whether you have received the remaining balance due in January 2012 from the Hellenic Fire Brigade. Finally, please revise your disclosure to clarify that the customer extension options, if true, are only anticipated based on your prior operating history and experience with these customers and there is no guarantee these options will be exercised as noted in the first full paragraph on page 18.

We believe our contract with the Hellenic Fire Brigade will be renewed because of our operating history with this customer and the fact that they have renewed their contract with us in the past.  Firefighting is an important governmental function in Greece and, notwithstanding economic difficulties, it is one that if not performed adequately can lead to significant loss of property and even lives.  Because of our close working relationship with this customer, we do not believe there are significant risks of incursions by competitors.

Our contract with the Hellenic Fire Brigade calls for annual confirmation notices, which have historically been received from the customer in the period between January and June of the year in which the services are to be provided. The Hellenic Fire Brigade has been a continuous customer of ours for over ten years and has always provided such confirmation notices in the past. While we believe that the customer intends to confirm the contract for 2012, we have yet to receive such confirmation notice as of January 29, 2012 and there is no guarantee that the contract will be confirmed for 2012.  The contract with the customer runs through the end of 2013.  As of December 31, 2011, $25.4 million of our backlog is attributable to the anticipated confirmation of our contract for both 2012 and 2013.

As of January 29, 2012, we have not yet received the remaining balance from the Hellenic Fire Brigade but still expect to receive payment in the first quarter of 2012.  Our representatives and agents have informally advised us that the amount owed to us has been allocated and will be paid pending a final administrative process.

We have revised our disclosure in this section in response to this comment.

Our Competitive Strengths, page 2

5.                          We note your response to our prior comment 4. We note your disclosure regarding a backlog of $298.7 million at December 31, 2010. Please advise us why this is so much lower than the previously disclosed backlog of $445.2 million at December 15, 2010. Please also advise us as to the reasons for the increase in backlog of $80 million from September 30, 2011 to December 31, 2011.

The decrease in backlog from $445.2 million at December 15, 2010 to $298.7 million at December 31, 2010 was due to (1) a $141.7 million decrease in backlog as a result of the removal from our backlog of the potential purchase price for five Aircranes pursuant to the S-64F Heavy-Lift Helicopter Offer, as amended by Amendment No. 1 between Wan Yu Industries Group, Limited (China Taicang Aircrane Company, Limited) (“Taicang”) and us (the “Taicang Agreement”) and (2) a $4.8 million decrease in backlog as a result of the consumption of backlog.  We removed the potential purchase price for the five Aircranes from backlog because of a change in our backlog recognition policy following our filing of Amendment No. 5 to the Registration Statement.  Since such filing, when we sign a contract giving a potential purchaser an option to purchase an aircraft which only becomes binding on a non-refundable payment of a material option fee, we do not include the purchase price of the aircraft in backlog until the non-refundable payment has been made and the contract is a binding purchase contract.  We determined that the Taicang Agreement was not firm as it was subject to a condition that Taicang pay a non-refundable deposit, which it did not pay.  After the change in our backlog recognition policy, we revised the disclosures under the heading “Business—Backlog” in Amendment No. 6 to the Registration Statement to clarify when Aircrane purchase agreements and option agreements are recorded in backlog.

The $80 million increase in backlog from September 30, 2011 to December 31, 2011 was due to a $103.6 million increase in backlog as a result of a new Aerial Services contract that we signed with the U.S. Forest Service in December 2011, partially offset by a $23.0 million decrease in backlog as a result of the consumption of backlog.

Our Strategy, page 3

6.                          We note your response to our prior comment 6. Please advise whether you have had any interest in the purchase of an Aircrane for timber harvesting. If not, please provide support for your statement regarding potential sales of Aircranes in this area or delete this disclosure. Please also provide support for your statement that the trend of sustainable timber harvesting will gain momentum “in many areas of the world in the future” or delete the statement.

We have not had any interest in the purchase of an Aircrane for timber harvesting.  We have revised our disclosure in this section to delete both of these statements.

7.                          Please balance the language in the “Increase Our Aircrane Sales” paragraph on page 4 to disclose that if you sell one of the 17 Aircranes in your fleet that you may not be able to maintain your desired level of Aerial Services operations.

We have revised our disclosure in this section in response to this comment to include language based on the disclosure in “Risk Factors—Risks Related to Our Business—Our Aerial Services revenues depend on the availability and size of our Aircrane fleet” and added a cross-reference to that risk factor.

Changes to Our Company Since Our 2007 Acquisition, page 5

8.                          Please revise the fourth bullet point in this section to clarify, if true, that the lease in the Aircraft Lease and Purchase Option Agreement has expired and the option to purchase the Aircrane was not exercised. In this regard, we note your disclosure in the second full paragraph on page 19.

We have deleted the reference to the Aircraft Lease and Purchase Option Agreement in the fourth bullet point of this section in response to this comment since the lease under the Aircraft Lease and Purchase Option Agreement expired on January 15, 2012 and the option to purchase the Aircrane was not exercised.  As a result of these developments, the Aircraft Lease and Purchase Option Agreement is no longer materially indicative of this business strategy and is more appropriately disclosed and discussed in other sections of the prospectus.

9.                          We note your response to our prior comment 9. Given your response that you are more focused on long-term relationships and repeat business that may not be committed under long-term contracts, please advise as to what you consider to be a long-term contract that made up 75% of your 2010 revenues and 75% of your revenues for the nine months ended September 30, 2011.

We consider any contract that has a duration of six months or more to be a long-term contract.  We have updated our disclosure throughout the prospectus to clarify what we consider to be a long-term contract.

The Offering, page 7

Use of Proceeds, page 7

10.                   We note the balance of your unsecured subordinated promissory notes increased by $3 million. Please advise as to the reason for this increase in the notes and if you plan to file the promissory note or notes as an exhibit or exhibits to your registration statement.

The unsecured promissory notes are “payment-in-kind” notes, for which current interest is not payable but added to the principal balance to protect the Company’s cash flows.  We have revised the disclosure to clarify that the balance of our promissory notes includes $3 million of interest that was paid in kind by increasing the principal amount of such notes.  The promissory notes were previously filed as Exhibits 10.23, 10.24, 10.25 and 10.26 to Amendment No. 6 to the Registration Statement.

11.                   Given the changes in the first paragraph of this section, most of the language in the third full paragraph of this section appears to be inapplicable. Please revise accordingly or advise. Please also similarly revise disclosure elsewhere in the filing such as in the risk factor beginning at the bottom of page 30 and the Use of Proceeds section on page 34.

We have revised our disclosure regarding use of proceeds based on estimated net proceeds of the offering and have also revised such disclosure in response to this comment.

Risk Factors, page 14

12.                   Please add a risk factor addressing, as stated on page 102, that if you are unable to recover from your U.S. Forest Service claim with the Civilian Board of Contract Appeals, the write-off may adversely affect your ability to comply with your financial covenants or advise.

We have revised our disclosure in response to this comment by adding a risk factor with the heading, “Our failure to timely collect our receivables could adversely affect our cash flows and results of operations and our compliance with the financial covenants under our Credit Agreement.”

Related to Our Business, page 14

Our indebtedness could adversely affect our financial condition, page 15

13.                   Please revise the title of this risk factor to clarify that it also discusses the risk that you may not be in compliance with the financial covenants under your Credit Agreement in 2012.

We have revised the title of this risk factor in response to this comment.

14.                   Please revise the fourth paragraph to clarify, if true, that you were not in compliance with the covenants in your Credit Agreement as of December 31, 2010 and March 31, 2011 and amendments to the Credit Agreement waived your non-compliance. Please revise similar disclosure elsewhere in the prospectus as applicable. In this regard, we note Paragraph 1 of the Third Amendment to Credit Agreement and Paragraph 12 of the Fourth Amendment to Credit Agreement.

We have revised our disclosure in this section and elsewhere in the prospectus in response to this comment to clarify that we were not in compliance with the financial covenants under our Credit Agreement as of December 31, 2010 and March 31, 2011 and subsequent amendments to our Credit Agreement waived our non-compliance with such covenants.

Our Aerial Services revenues depend on the availability, page 19

15.                   We note your response to our prior comment 1. Please revise this risk factor to clarify why you would sell an Aircrane in your fleet as opposed to one of the two Aircranes held for sale so investors can better understand this risk.

We offered HRT the option to purchase an Aircrane in our fleet rather than one of the two Aircranes held for sale because HRT was price sensitive. The Aircrane in our fleet was used and, as a result, had a lower purchase price than either Aircrane held for sale.  We have revised this risk factor in response to this comment to clarify this point.

Claims against us by governmental agencies or other parties, page 23

16.                   Please revise to disclose the costs related to remediating environmental damage at the Central Point facility and off-site water supply wells.

We have revised our disclosure in this section to disclose the costs related to environmental remediation during 2010 and the nine-months ended September 30, 2009 and provided information on our prospective potential liability in respect of the remediation costs in response to this comment.

Special Note Regarding Forward-Looking Statements and Industry Data, page 32

17.                   Please revise to state that you believe and act as though the industry and market data presented in the prospectus are accurate. In this regard please also remove the statement that such information “is inherently imprecise.”

We have revised our disclosure in this section in response to this comment.

The Commercial Heavy-Lift Helicopter Industry, page 75

History and Development of the Commercial Heavy-Lift Helicopter, page 75

18.                   Please provide support for your statements in the last sentence on page 75 or delete this statement.

We have deleted this statement in response to this comment.

Commercial Heavy-Lift Helicopter Markets, page 77

Aerial Firefighting; North America, page 78

19.                   Please provide support for your statement that the “U.S. Government is expected to continue to provide significant funding for fire prevention and suppression” or delete this statement.

We have deleted this statement in response to this comment.

Australia, page 80

20.                   Please advise whether the Aircrane was specifically used in the fires in Australia in 2009. If not, please revise the last sentence of this section to delete the reference to the Aircrane.

We confirm that Aircranes were specifically used in the fires in Australia in 2009.  We have added disclosure to make this clear.

Business, page 87

Backlog, page 97

21.                   We note your response to our prior comment 11. Please advise as to how much of your backlog is calculated based on your estimate of the cubic meters of timber you expect to deliver under the contract based on your experience. Please also advise as to how much of the backlog for the Repsol Transaction that is included in your backlog calculation as of December 31, 2011 is based on your estimate of the cubic meters you expect to deliver under the contract based on your experience.

As of December 31, 2011, none of our backlog was attributable to our estimate of the cubic meters of timber we expect to deliver under timber harvesting contracts.

Our agreement with Repsol relates to the construction of a natural gas pipeline and does not relate to timber harvesting.  We are paid under the Repsol contract based on a daily rate and hours flown, not based on cubic meters delivered.

Executive Compensation, page 111

Elements of Compensation; 2011 Incentive Plan, page 112

22.                   Please advise as to how the payouts are set at fixed amounts for your named executive officers if the size of the potential pool is variable. We note on page 112 that the board set “the size of the potential pool at approximately $1.8 million multiplied by the percentage of target Bank EBITDA actually achieved.” However the footnote to the Grants of Plan-Based Awards table on page 116 indicates that payouts are to be fixed percentages of each officer’s salary.

The fixed payout amounts for our named executive officers disclosed in this section are estimated payouts based on the assumption that the Company achieved 100% of target Bank EBIDTA.  We have revised the footnote to the Grants of Plan-Based Awards table to clarify the assumptions underlying the fixed payout amounts disclosed in the table.

Long-Term Equity Incentives, page 113

23.                   We note the blank in the second paragraph and a similar blank on page 118, yet the table on page 113 discloses specific numbers of RSUs. Please advise.

We have filled in the blanks on these pages and elsewhere in the prospectus with the specific numbers of RSUs to be granted to certain members of our management.

Compensation of Our Named Executive Officers; Grants of Plan-Based Awards, page 116

24.                   Please revise the footnote to include a discussion of calculation of the amounts set forth for Messrs. Ford and Fraenkel in the table.

For the 2011 fiscal year, Mr. Rizzuti was more highly compensated than Mr. Fraenkel and, as a result, Mr. Rizzuti is a named executive officer and Mr. Fraenkel is not.  We have revised our disclosure accordingly.

To address this comment, we have revised this footnote to include a discussion of calculation of the amounts set forth for Messrs. Ford and Rizzuti.

Exhibit 5.1

25.                   Please file your exhibit 5.1 and any other remaining exhibits that have yet to be filed so that we have adequate time to review the opinion and all other exhibits prior to your request for effectiveness.

We have filed exhibit 5.1 and the other remaining exhibits along with our filing of Amendment No. 9 to the Registration Statement.

Please address any questions or comments you may have about this letter and the registration statement to me at (212) 530-5505.

Very truly yours,

/s/ Douglas A. Tanner

cc:	J. Dana Brown (SEC Reviewer)
Charles E. Ryan
Michael P. Reed, Esq.
Frank M. Conner III, Esq